

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2024

Daniel Roberts
Co-Chief Executive Officer and Director
Iris Energy Ltd
122 E. 42 nd Street, 18 th Floor
New York, NY 10168

> **Re: Iris Energy Ltd**
> **Registration Statement on Form S-3**
> **Filed February 15, 2024**
> **File No. 333-277119**

Dear Daniel Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at 202-551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Marcel Fausten